FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

●

Lund Gold Ltd. News Release Dated May 18, 2004,

●

Interim Financial Statements For The Period Ended March 31, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

June 2, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

June 2, 2004

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Lund Gold Ltd. (formerly Lund Ventures Ltd.)	March 31, 2004	2004/05/26
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.lundgold.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/05/26
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/05/26

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

FINANCIAL STATEMENTS

Nine Months Ended March 31, 2004

(Unaudited – Prepared by Management)

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2004	June 30, 2003
ASSETS

Current Assets:
Cash and cash equivalents	$ 829,524	$ 99,097
Receivables	23,455	9,381
Prepaid expenses and deposits	3,857	3,857
	856,836	112,335

Resource property	464,026	98,493
Fixed assets	17,209	14,998

	$ 1,338,071	$ 225,826

LIABILITIES & SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current:
Accounts payable and accrued liabilities	$ 66,073	$ 237,396

Shareholders’ equity (deficiency)
Capital stock
Authorized
200,000,000 common shares without par value
Issued and outstanding
11,548,067 (June 30, 2003 – 2,815,140) common shares	9,167,500	7,494,876
Share subscriptions received in advance	-	98,500
Contributed surplus	247,367	29,000
Deficit	(8,142,869)	(7,633,946)

	1,271,998	(11,570)

	$ 1,338,071	$ 225,826

Nature of operations going concern (note 1)

Subsequent events (note 9)

Approved by the Board

“Chet Idziszek”    Director

           “James G. Stewart”   Director

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Statements of Loss and Deficit

For the nine months ended March 31

(expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003

EXPENSES
Audit and accounting	$ -	$ -	$ 13,700	$ 8,461
Consulting fees	15,000	-	39,300	-
Depreciation	855	1,083	2,543	3,295
Filing fees	11,521	3,010	25,615	9,940
Interest and bank charges	188	18	43,472	100
Legal fees	4,718	15,050	35,023	60,774
Office	7,196	-	21,323	16
Rent	10,192	12,857	32,677	38,571
Shareholder information	(16)	(22)	5,882	3,409
Stock based compensation	-	-	108,351	-
Transfer fees	2,978	899	12,153	4,768
Travel and promotion	36,930	-	110,202	-
Wages	26,517	3,622	61,634	10,866
	116,079	36,517	511,875	140,200

OTHER-INCOME (EXPENSE)
Interest income	1,519	67	2,952	136
Foreign exchange (loss) gain	-	(1)	-	84
Write-off of resource property	-	(7,500)	-	(7,500)
	1,519	(7,434)	2,952	(7,280)

Loss for the period	(114,560)	(43,951)	(508,923)	(147,480)

Deficit - Beginning of period	(8,028,309)	(7,552,814)	(7,633,946)	(7,449,285)

Deficit - End of period	$ (8,142,869)	$ (7,596,765)	$ (8,142,869)	$ (7,596,765)

Loss per share	$ (0.01)	$ (0.02)	$ (0.06)	$ (0.05)

LUND GOLD LTD.

(formerly Lund Ventures Ltd.

(An exploration stage company)

Statements of Cash Flows

For the nine months ended March 31

(expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (114,560)	$ (43,951)	$ (508,923)	$ (147,480)
Items not affecting cash
Depreciation	855	1,083	2,543	3,295
Stock based compensation	-	-	108,351	-
Write-off of resource property	-	7,500	-	7,500
Change in non-cash working capital items
Prepaid expenses and deposits	-	12,857	-	38,572
Accounts receivable	(3,481)	(2,997)	(14,074)	(7,025)
Accounts payable and accrued liabilities	(156,275)	27,696	(55,147)	100,694
	(273,461)	2,188	(467,250)	(4,444)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	1,275,154	-	1,608,559	-
Proceeds from share subscription	(25,000)	-	-	10,000
	1,250,154	-	1,608,559	10,000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(1,978)	-	(4,754)	-
Expenditures on resource properties	(204,225)	(2,329)	(406,128)	(2,329)
	(206,203)	(2,329)	(410,882)	(2,329)
Increase (decrease) in cash and cash equivalents	770,490	(141)	730,427	3,227

Cash and cash equivalents - End of period	$ 829,524	$ 10,102	$ 829,524	$ 10,102

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Notes to the Financial Statements

For the nine months ended March 31, 2004

1.

Nature of Operations and Going Concern

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  On May 28, 2001, the Company changed its name from Maracote International Resources Inc. to Lund Ventures Ltd. and consolidated its share capital on a 5 old shares for 1 new share basis.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

Effective July 10, 2003, the Company changed its name from Lund Ventures Ltd. to Lund Gold Ltd. and consolidated its share capital on a 2 old shares for 1 new basis (Note 5).  Also, on July 10, 2003, the TSX Venture Exchange (“TSX-V”) removed the Company’s inactive status.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at March 31, 2004, the Company has working capital of $790,763, which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource property for the coming year.  If the Company is to advance or develop its mineral property further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2003.

3.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource Property

Aldebarán Property, Brazil

Balance, June 30, 2003	$ 98,493

Acquisition	49,699
Assays	6,109
Camp prep and admin	23,348
Geology	68,079
Geophysics	34,545
Local exploration	108,712
Land and legal	69,104
Report and mapping	557
Transportation and travel	5,380
365,533

Balance, March 31, 2004	$ 464,026

During the nine months ended March 31, 2004, the Company, Goldmarca Limited and Global Consultoria Mineral Ltda. amended their agreement and extended the date by which the Company is to incur exploration expenditures of not less than US $350,000, in the aggregate, from March 31, 2004 to June 30, 2004.

5.

Capital Stock

Effective July 10, 2003, the Company consolidated its issued and authorized share capital on a 2 old for 1 new basis.  Immediately after the share consolidation, the Company’s authorized share capital was increased to 200,000,000 common shares without par value.  As a result of the share consolidation, the Company’s issued share capital decreased from 5,630,280 to 2,815,140 shares.  The decrease has been reflected retroactively as a change in share capital.  In addition, references to share capital and all prior loss per share information have been restated to give effect to the share consolidation.

	Number of Shares	Amount

Balance as at June 30, 2003	2,815,140	$ 7,494,876
Private Placement (a)	1,235,000	123,500
Private Placement (e)	2,500,000	164,471
Private Placement (f)	215,000	43,000
Private Placement (g)	3,195,713	1,132,766
Loan bonus	400,000	40,000
Resource property	355,809	35,581
Exercise of warrants	831,405	133,306
Balance as at March 31, 2004	11,548,067	$ 9,167,500

a)

On July 10, 2003, the Company completed a non-brokered private placement of 1,235,000 units at a price of $0.10 per unit for proceeds of $123,500.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until July 10, 2005.  As of June 30, 2003, $98,500 of proceeds relating to this private placement had been received.  350,000 warrants have been exercised pursuant to this private placement.

b)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan has since been repaid by the Company.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a price of $0.10 per share.

c)

On July 10, 2003, the Company issued 200,000 common shares at a value of $20,000 towards the acquisition of an interest in the Aldebarán resource property (Note 4).

d)

On July 10, 2003, the Company issued 155,809 common shares at a value of $15,581 as a finder’s fee relating to the Aldebarán resource property (Note 4).

e)

On August 1, 2003, the Company completed the non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit for net proceeds of $176,000 (net of share issue costs of $49,000 and $25,000 finders fee).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until August 1, 2005.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) of $25,000 and issued warrants entitling Canaccord the purchase of up to 625,000 shares of the Company at a price of $0.20 per share until August 1, 2005.  The fair value of the broker warrants is estimated to be $11,529 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.98%, an expected life of two years, expected volatility of 28.31% and an expected dividend yield of 0.0%.  481,405 warrants have been exercised pursuant to this private placement.

f)

On September 10, 2003, the Company completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit for proceeds of $43,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until September 10, 2005.

g)

On February 26, 2004, the Company completed a brokered private placement of 3,000,000 units at a price of $0.45 per unit for cash proceeds of $1,231,254, net of commissions of $64,929 and share issue costs of $53,817.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.45 per share, if exercised on or before February 26, 2005, and thereafter at a price of $0.60 per share if exercised on or before February 26, 2006.  The agent received cash of $64,929 and 95,713 units representing 8% of the gross proceeds pursuant to this private placement.  The agent also received a broker’s warrant entitling the purchase of up to 600,000 shares of the Company with the same terms as described above, an administration fee of $7,500 (included in share issue costs described above) and a corporate finance fee of 100,000 shares.  The fair value of the broker warrants is estimated to be $98,487 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.38%, an expected life of two years, expected volatility of 64.03% and an expected dividend yield of 0.0%.

h)

In September 2003, the Company granted 730,000 stock options with an exercise price of $0.52 per share expiring September 8, 2008 and 21,500 stock options with an exercise price of $0.65 per share expiring September 12, 2008.  Included in stock options granted during the nine months ended March 31, 2004 are 283,000 stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the nine months ended March 31, 2004 is $108,351.

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options.  Under this method, no compensation expense was recognized when the stock options were granted.  Had compensation been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

Loss for the period
Reported	$ (508,923)
Pro-forma	(692,147)

Basic and diluted loss per share
Reported	$ (0.06)
Pro-forma	(0.09)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest	4%
Expected dividend yield	-
Expected stock price volatility	95.75%
Expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

Related Party Transactions

a)

The Company incurred the following costs with companies related by directors in common as follows:

	2004	2003

Consulting fees	$ 35,000	$ -
Legal fees	32,475	59,374
Legal fees - Aldebarán	39,800	13,975
Legal fees - share issue costs	37,125	-
Office and rent	9,600	38,571

	$ 154,000	$ 111,920

b)

Included in accounts payable at March 31, 2004 is $57,449 (June 30, 2003 - $142,628) due to a law firm controlled by a director and companies related by way of common directors.

c)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan has since been repaid by the Company.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a price of $0.10 per share.

7.

Segmented Information

The Company is in the business of exploring resource properties.  The Company’s current exploration activities are in the pre-production stage, consequently, the Company considers itself to be an exploration stage company.

The Company’s resource property is located in Brazil and all fixed assets are located in Canada.

8.

Supplemental Cash Flow Information

During the nine months ended March 31, 2004, the Company conducted non-cash transactions as follows:

a)

The Company issued 400,000 common shares at a value of $40,000 as a loan bonus to a company related by way of directors in common.

b)

The Company issued a total of 355,809 common shares at a value of $35,581 pursuant to the Aldebarán property agreement.

c)

The Company issued 985,000 common shares pursuant to share subscriptions of $98,500 received during the year ended June 30, 2003.

d)

The Company issued 1,225,000 broker warrants valued at $110,016 pursuant to private placements (Notes 5 e) and g)).

9.

Subsequent Events

Subsequent to March 31, 2004, the Company issued 15,000 common shares for proceeds of $2,250 on the exercise of share purchase warrants.

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

FOR THE NINE MONTHS ENDED MARCH 31, 2004

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 4

BREAKDOWN OF TRAVEL AND PROMOTION

Expenses	$ 5,636
Internet	10,000
Investor relations consultants	76,950
Fax charges	1,328
Mailing	3,684
Print & broadcast media	11,334
Travel	1,270
$ 110,202

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 6

SECURITIES  ISSUED DURING THE NINE MONTHS ENDED MARCH 31, 2004

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

10-Jul-03	Common shares	Private placement	1,235,000	$0.10	$123,500	Cash
10-Jul-03	Common shares	Loan bonus	400,000	$0.10	$40,000	See note 5b)
10-Jul-03	Common shares	Finders fee	155,809	$0.10	$15,581	See note 5d)
10-Jul-03	Common shares	Property acquisition	200,000	$0.10	$20,000	See note 5c)
01-Aug-03	Common shares	Private placement	2,500,000	$0.10	$176,000	Cash-See note 5e)
10-Sep-03	Common shares	Private placement	215,000	$0.20	$43,000	Cash-See note 5f)
12-Sep-03	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
07-Oct-03	Common shares	Exercise warrants	50,000	$0.15	$7,500	Cash
17-Oct-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
10-Nov-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
12-Nov-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
25-Nov-03	Common shares	Exercise warrants	5,000	$0.15	$750	Cash
08-Dec-03	Common shares	Exercise warrants	77,905	$0.20	$15,581	Cash
09-Dec-03	Common shares	Exercise warrants	23,000	$0.15	$3,450	Cash
17-Dec-03	Common shares	Exercise warrants	55,500	$0.15	$8,325	Cash
22-Dec-03	Common shares	Exercise warrants	17,000	$0.15	$2,550	Cash
30-Dec-03	Common shares	Exercise warrants	7,000	$0.15	$1,050	Cash
31-Dec-03	Common shares	Exercise Warrants	24,500	$0.20	$4,900	Cash
07-Jan-04	Common shares	Exercise warrants	32,000	$0.15	$4,800	Cash
08-Jan-04	Common shares	Exercise warrants	3,000	$0.15	$450	Cash
14-Jan-04	Common shares	Exercise warrants	27,000	$0.15	$4,050	Cash
16-Jan-04	Common shares	Exercise warrants	85,000	$0.15	$12,750	Cash
26-Jan-04	Common shares	Exercise warrants	69,500	$0.20	$13,900	Cash
02-Feb-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash
03-Feb-04	Common shares	Exercise warrants	8,000	$0.15	$1,200	Cash
06-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
19-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
24-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
26-Feb-04	Common shares	Private placement	3,195,713	$0.45	$1,438,071	See note 5g)
01-Mar-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash
10-Mar-04	Common shares	Exercise warrants	9,000	$0.15	$1,350	Cash
23-Mar-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash

OPTIONS GRANTED DURING THE NINE MONTHS ENDED MARCH 31, 2004

Date of Grant	Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date

08-Sep-03	Chet Idziszek	Director	87,000	$0.52	08-Sep-08
08-Sep-03	James G.Stewart	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Abdullah Basodan	Director	69,000	$0.52	08-Sep-08
08-Sep-03	Ken Morgan	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Mark Brown	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Jose Lenzi	Consultant	100,000	$0.52	08-Sep-08
08-Sep-03	David Mallo	Director	52,500	$0.52	08-Sep-08
08-Sep-03	Jeff Sundar	Consultant	63,000	$0.52	08-Sep-08
08-Sep-03	Scott Steeds	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	David Scott	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	Sandra Hjerpe	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Elizabeth Anderson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Roswitha Davidson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Elvie Valenzuela	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Naomi Corrigan	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Brett Riekert	Consultant	30,000	$0.52	08-Sep-08
08-Sep-03	J. Douglas Brown	Director	10,000	$0.52	08-Sep-08

12-Sep-03	Chet Idziszek	Director	21,500	$0.65	12-Sep-08

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	11,548,067	$9,167,500

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2004

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	730,000	$0.52	September 8, 2008
Options	21,500	$0.65	September 12, 2008
Warrants	885,000	$0.15	July 10, 2005
Warrants	2,190,500	$0.15	August 1, 2005
Warrants - Agents	453,095	$0.20	August 1, 2005
Warrants	215,000	$0.25	September 10, 2005
Warrants	1,547,855	$0.45 $0.60	February 26, 2005 February 26, 2006
Warrants - Agents	600,000	$0.45 $0.60	February 26, 2005 February 26, 2006

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT MARCH 31, 2004

Number of Shares
Escrow	759,375

LIST OF DIRECTORS AND OFFICERS AS AT MAY 26, 2004

DR. ABDULLAH BASODAN

J. DOUGLAS BROWN

MARK BROWN

CHET IDZISZEK - PRESIDENT

JAMES G. STEWART – SECRETARY

KEN MORGAN

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND NINE MONTHS ENDED MARCH 31, 2004

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.

During the three months ended March 31, 2004, the Company continued its exploration of the Aldebarán Property and amended its agreement with Goldmarca Limited and Global Consultoria Mineral Ltda. to extend the time by which the Company was required to incur certain exploration expenditures on the Aldebarán Property.

During the three month period ended March 31, 2004, the Company completed a brokered private placement of 3,000,000 units at a price of $0.45 per unit.  Each unit consists of one share and one half share purchase warrant, each whole warrant entilting the purchase of one additional share of the Company at a price of $0.45 until February 26, 2005 and thereafter at a price of $0.60 per share until February 26, 2006.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2004, the Company had total assets of $1,338,071 as compared with $225,826 at June 30, 2003.  This increase is due to the sale of share capital during the period.  At March 31, 2004, the Company had working capital of $790,763, up from working capital deficiency of $125,061 at June 30, 2003.   The Company's largest expenditure in the three and nine month periods ended March 31, 2004 was exploration expenditures of $204,225 and general and administrative expenses of $511,875, respectively.  During the three and nine month periods ended March 31, 2003, the Company’s largest cash outflow was due to general and administrative expenses of $36,517 and $140,200, respectively.

During the three and nine month periods ended March 31, 2004, the Company recorded interest income of $1,519 and $2,952, respectively.  During the three and nine month periods ended March 31, 2003, the Company recorded interest income of $67 and $136, respectively, a foreign exchange loss of $1 and a foreign exchange gain of $84, respectively, and a write-off of resource property of $7,500.

Expenses for the three month period ended March 31, 2004 were $116,079, up from $36,517 for the three month period ended March 31, 2003 due principally to increased consulting fees, travel and promotion costs and wages.  The largest expense item for the three month period ended March 31, 2004 was travel and promotion costs of $36,930.  During the three month period ended March 31, 2004, the Company paid or accrued a total of $80,034 to parties not at arm’s length to the Company.  These payments were comprised of consulting fees of $15,000, legal fees of $62,634 and office costs and rent of $2,400 paid or accrued to companies with directors in common. The net loss for the three month period ended March 31, 2004 was $114,560 or $0.01 per share as compared with a net loss for the three month period ended March 31, 2003 of $43,951, or $0.02 per share.

Expenses for the nine month period ended March 31, 2004 were $511,875, up from $140,200 for the nine month period ended March 31, 2003 due principally to the Company’s undertaking a plan of reactivation.  The largest expense item for the nine month period ended March 31, 2004 was travel and promotion costs of $110,202.  During the nine month period ended March 31, 2004, the Company paid or accrued a total of $154,000 to parties not at arm’s length to the Company.  These payments were comprised of consulting fees of $35,000, legal fees of $109,400 and office costs and rent of $9,600 paid or accrued to companies with directors in common. The net loss for the nine month period ended March 31, 2004 was $508,923 or $0.06 per share as compared with a net loss for the nine month period ended March 31, 2003 of $147,480 or $0.05 per share.

CAPITAL STOCK

During the three month period ended March 31, 2004, the Company issued 3,095,713 units and 100,000 shares pursuant to a private placement to generate gross proceeds of $1,438,071 and 269,500 shares pursuant to the exercise of warrants to generate proceeds of $43,900.  During the nine month period ended March 31, 2004, in addition to the foregoing, the Company issued:

1.

1,235,000 units at a price of $0.10 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until July 10, 2005;

2.

400,000 post-consolidated common shares at a deemed price of $0.10 as a loan bonus to the lender;

3.

2,500,000 units at a price of $0.10 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until August 1, 2005;

4.

215,000 units at a price of $0.20 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.25 per share until September 10, 2005

5.

561,905 shares pursuant to the exercise of warrants to generate proceeds of $89,406; and

6.

200,000 shares having a value of $20,000 as part of the cost of acquisition of the Aldebarán Property and 155,809 shares valued at $15,581 as a finder’s fee in connection with the acquisition of the Aldebarán Property.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing mineral properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its Aldebarán Property. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

At March 31, 2004, the Company had working capital of $790,763.  Management believes this working capital will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Aldebarán Property for the balance of the current fiscal year.  However, if the Company is to advance or develop the Aldebarán Property further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.